October 17, 2012

Jeffrey Long
Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

RE:	The Cushing® MLP Total Return Fund
(File No. 811-22072)

Dear Mr. Long:

Thank you for your oral comments, received on September 19, 2012, concerning the annual report to shareholders of The Cushing® MLP Total Return Fund (the “Fund”) for the fiscal year ended November 30, 2011 (the “Annual Report”) as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on February 3, 2012, and other publicly available materials related to the Fund.  For ease of reference, we have summarized your comments below followed by our responses.

Comment 1:  The table on Page 4 of the Annual Report (Key Financial Data) includes a line item labeled “Distributable Cash Flow (DCF).”  Please explain why this data is included in the Annual Report?  What information is this intended to convey to shareholders?

Response:  Distributable Cash Flow (DCF) refers to the cash flow available to be paid to common unit holders of a master limited partnership (MLP) after required payments are made to the MLP’s general partner.   Investors in MLPs refer to DCF as an indicator of the MLP’s income available for quarterly distributions to common unit holders.  We believe information regarding the amount of income the Fund has received from its underlying investments in MLPs which, in turn, impacts the Fund’s distributions, is meaningful information for shareholders.  We have presented this information as Distributable Cash Flow (DCF) as it is a concept and term commonly understood by investors in the MLP space.  We note that several of our peer funds also disclose DCF.

Comment 2:  The table on Page 8 of the Annual Report (Schedule of Investments) indicates that investments were held in three different classes of shares of First American Treasury Obligations Fund.  Please explain why the Fund held investments in three separate classes of shares rather than a single class of shares.

8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

Response:  Per standing instructions to the Fund’s custodian, excess cash balances are to be allocated among five different money market funds.  However, due to a clerical error by the custodian, assets were allocated among only three different money market funds (multiple classes of the First American Treasury Obligations Fund and two other money market funds).  The error has been discussed with the custodian and new instructions and procedures have been implemented to ensure that, in the future, cash balances are properly allocated in accordance with the Fund’s instructions.

Comment 3:  The table on Page 8 of the Annual Report (Schedule of Investments) indicates an investment in Credit Suisse Cushing 30 MLP Index ETN.  Is the ETN or its issuer an “affiliated person” of the Fund or any of its affiliated persons as defined by Section 2(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”)?

Response:  The reference index for the ETN is disseminated by the Fund’s investment adviser; however, neither the ETN nor its issuer is an “affiliated person” of the Fund or any of its affiliated persons as defined by Section 2(a)(3) of the 1940 Act.

Comment 4:  The table on Page 9 of the Annual Report (Statement of Assets & Liabilities) does not specifically identify amounts owed to the Fund’s Trustees under “Liabilities”.  Per Rule 6-04.12.(b)(1) of Regulation S-X, the total amount payable to officers and directors must be separately disclosed.

Response:  The Fund will incorporate this change beginning with its next annual report to shareholders for the period ended November 30, 2012.

Comment 5:  The table on Page 14 of the Annual Report (Financial Highlights) should include only one ratio of expenses, rather than four.  Please include only the expense ratio specified by Form N-2 in this table and move any additional expense ratios to the footnotes to the Financial Highlights.

Response:  The Fund will incorporate this change beginning with its next annual report to shareholders for the period ended November 30, 2012.

Comment 6:  The Fund’s Fact Sheet posted on its website includes a “yield” for the Fund.  Please change the description of the information presented from “yield” to “distribution rate” and include a statement in a footnote that the Fund anticipates that most of the distribution will be treated as a return of capital for tax purposes.

Response:  The requested change has been made, effective with the Fund’s Fact Sheet for the period ended September 30, 2012.

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8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (214) 635-1674.

Sincerely,

/s/ John H. Alban
John H. Alban
Chief Financial Officer and Treasurer

8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
 www.swankcapital.com•info@swankcapital.com